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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68311

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YYYY) AND ENDING 12/31/2021 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WATERMILL INSTITUTIONAL TRADING LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE SUITE 1520
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David J. Dempsey	917-621-3829	dd@watermilltrading.com
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

290 WEST MOUNT PLEASANT AVE, SUITE 3310	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Watermill Institutional Trading LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X)
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors
- [ ] (g) Notes to consolidated financial statements
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 1' CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 1 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 1' CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12 as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, c a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

DECEMBER 31, 2021

TABLE OF CONTENTS



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Watermill Institutional Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watermill Institutional Trading LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Watermill Institutional Trading LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Watermill Institutional Trading LLC's management. Our responsibility is to express an opinion on Watermill Institutional Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Watermill Institutional Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Watermill Institutional Trading LLC's auditor since 2014.
Livingston, New Jersey
February 25, 2022

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	5,555,214
Cash segregated under federal regulations		43,377
Receivables from clearing broker, including $500,000 clearing deposit		1,566,269
Receivables from broker dealers		283,988
Property and equipment, net		36,538
Prepaid expenses and other assets		123,993
Right of use asset		239,130
TOTAL ASSETS	$	7,848,509

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,207,703
Lease liability		243,077
Member's equity		5,397,729
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,848,509

See accompanying notes to financial statement.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Watermill Institutional Trading LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on August 24, 2009. Operations of the Company commenced in August 2010. The Company's operations consist primarily of engaging in agency equity transactions and investment banking services with institutional counterparties. Effective August 1, 2012, 100% of the Company's membership interest was acquired by Watermill Trading Holdings LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Association of Securities Dealers Automated Quotations ("NASDAQ").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Restricted Cash

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of December 31, 2021, restricted cash represented cash segregated under federal regulations and a deposit with a clearing broker. The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2021, the Company has no cash equivalents.

Revenue from Contracts with Customers

The Company accounts for revenues from contracts with customers in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue with Contracts from Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Service Income

The Company provides research services for customers. Revenue for research arrangements is generally recognized at the point in time that performance under the arrangement is completed and the customer acknowledges benefit received from the services performed.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

---

1. Nature of business and summary of significant accounting policies (continued)

Investment banking advisor fees

The Company provides a full range of capital market and financial advisory services. Capital market services include underwriting and placement agent services in the equity capital market, including private equity placements and initial public offerings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Receivables from clearing broker

As of December 31, 2021, receivables from clearing broker consisted of commissions due from the clearing agent for commission revenue earned and the clearing deposit held with the Company's clearing agent of $1,066,269 and $500,000 respectively. The balances as of December 31, 2020, were $983,464 and $500,000, respectively.

Receivables from broker dealers

Receivables from broker dealers consist of receivables from various broker dealers for advisory income earned. As of December 31, 2021 and 2020, the receivables from broker dealers amounted to $283,988 and $836,823, respectively.

Receivables from customer

Receivables from customer is stated at the amount the Company expects to collect. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2021 and 2020, the receivables from customer amounted to $0 and $850,000, respectively, and management has determined that all of its receivables from the customer were fully collectible.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Network and server equipment	3 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recently Adopted Accounting Standard

The Company applies the provisions of ASC Topic 326 Financial Instruments - Credit Losses (Topic 326). Topic 326 utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. For financial assets measured at amortized cost (e.g., cash and cash equivalents, receivables from broker-dealers, and receivables from customers), the Company has concluded that there are de minimus

5

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

---

1. Nature of business and summary of significant accounting policies (continued)

expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 6.00% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

Uncertainty due to COVID-19

During the calendar year 2021, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the impact, duration and spread of the COVID-19 virus is uncertain at this time. Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)**

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

_____

1. Nature of business and summary of significant accounting policies (continued)

Subsequent Events

The Company has evaluated events occurring after the date of the financial statement for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

2. Property and equipment

Details of property and equipment at December 31, 2021 are as follows:

Furniture and fixtures	$	157,468
Network and server equipment		168,109
Computer hardware		443,806
Computer software		11,414
Leasehold improvements		235,007
		1,015,804
Less: accumulated depreciation and amortization		979,266
	$	36,538

Depreciation and amortization expense for the year ended December 31, 2021, was $32,289.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2021, the Company's net capital was $5,200,370, which was $4,950,370 in excess of its minimum requirement of $250,000.

4. Commitment

The Company leases its Jersey City office facility under an operating lease, which expires in September 2024.

As of December 31, 2021, maturities of the outstanding lease liability for the company, is as follows:

Year Ending December 31:		Amount
2022	$	95,045
2023		96,360
2024		73,010
Total		264,415
Discount to present value		21,338
Lease Liability	$	243,077

4. Commitment (Continued)

As of December 31, 2021, the weighted average remaining lease term is 2.67 years and the weighted average discount rate is 6.0%.

The Company leases its Florida office facility on a month-to-month basis for $5,000 per month from Watermill Trading Holdings LLC.

Occupancy expense for the year ended December 31, 2021, was $197,982, including the short-term lease cost of $60,000.

5. Concentrations of credit risk

At December 31, 2021, and routinely throughout the year then ended, the Company maintained its cash balances in major financial institutions that exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

During the year ended December 31, 2021, approximately 24% of the Company's revenues were from 2 customers.

6. Employee benefit plan

The Company maintains a retirement plan (the "401(k) Plan"), pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for eligible participants. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the IRC. The Company can make discretionary matching contributions to the 401(k) Plan on behalf of participating employees. At December 31, 2021, the Company incurred expenses related to the 401(k) Plan of $96,704.

7. Soft dollar payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of $43,377 related to proceeds from soft dollar transactions. The Company has a soft dollar payable of $34,768 at December 31, 2021, which is included in "accounts payable and accrued expenses" on the accompanying statement of financial condition. The Company disburses this cash to third parties on behalf of its customers following Rule 28(e) requirements.

8. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

8. Off-balance-sheet risk (Continued)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include a clearing deposit of $500,000.